     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1995


                                                       REGISTRATION NO. 33-57783

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        PACIFICARE HEALTH SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                33-0064895
        (State of Incorporation)                     (I.R.S. Employer
                                                  Identification Number)

                                5995 PLAZA DRIVE
                         CYPRESS, CALIFORNIA 90630-5028
                                 (714) 952-1121

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ALAN HOOPS
                        PACIFICARE HEALTH SYSTEMS, INC.
                                5995 PLAZA DRIVE
                         CYPRESS, CALIFORNIA 90630-5028
                                 (714) 952-1121

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

           IT IS REQUESTED THAT COPIES OF COMMUNICATIONS BE SENT TO:

       RICHARD A. GOLDBERG, ESQ.                   ERIC H. SCHUNK, ESQ.
 Shereff, Friedman, Hoffman & Goodman,       Milbank, Tweed, Hadley & McCloy
                  LLP                         601 South Figueroa, 30th Floor
            919 Third Avenue                  Los Angeles, California 90017
        New York, New York 10022                      (213) 892-4000
             (212) 758-9500

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                            ------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        PACIFICARE HEALTH SYSTEMS, INC.
                             CROSS REFERENCE SHEET


FORM S-3 ITEM NO. AND CAPTION                                               CAPTION OR LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Facing Sheet; Cross Reference Sheet; Outside Front
                                                                   Cover Page

       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page; Available Information;
                                                                   Outside Back Cover Page

       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Available Information

       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds

       5.  Determination of Offering Price......................  *

       6.  Dilution.............................................  *

       7.  Selling Security Holders.............................  Principal and Selling Stockholder

       8.  Plan of Distribution.................................  Front Cover Page; Underwriting

       9.  Description of Securities to be Registered...........  Front Cover Page; Prospectus Summary; Description of
                                                                   Capital Stock

      10.  Interests of Named Experts and Counsel...............  Legal Matters; Experts

      11.  Material Changes.....................................  Business -- Acquisitions
      12.  Incorporation of Certain Documents by Reference......  Incorporation of Certain Documents by Reference

      13.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  *

- ------------------------
*Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION

DATED MARCH 1, 1995

                                4,500,000 SHARES

                        PACIFICARE HEALTH SYSTEMS, INC.

                              CLASS B COMMON STOCK
                                 -------------


OF THE 4,500,000 SHARES OF CLASS  B COMMON STOCK OFFERED HEREBY (THE  "SHARES"),
3,000,000   SHARES  ARE  BEING  OFFERED  BY  PACIFICARE  HEALTH  SYSTEMS,  INC.
 ("PACIFICARE" OR THE "COMPANY")  AND 1,500,000 SHARES  ARE BEING OFFERED  BY
   UNIHEALTH,  INC.,  A CALIFORNIA  NON-PROFIT  PUBLIC BENEFIT  COMPANY (THE
    "SELLING STOCKHOLDER").  SEE "PRINCIPAL  AND SELLING  STOCKHOLDER."  THE
    COMPANY  WILL NOT      RECEIVE ANY OF THE PROCEEDS FROM THE SHARES SOLD
                          BY THE SELLING STOCKHOLDER.


                              --------------------


THE CLASS B COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL PHSYB. ON FEBRUARY 28, 1995, THE LAST REPORTED SALE PRICE OF THE
       CLASS B COMMON STOCK WAS ____$70.25 PER SHARE. SEE  "PRICE
                            RANGE OF COMMON STOCK."

                              --------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION  NOR HAS THE
       SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE  SECURITIES
           COMMISSION  PASSED  UPON THE  ACCURACY OR  ADEQUACY OF
               THIS PROSPECTUS.  ANY REPRESENTATION  TO  THE
                           CONTRARY IS A CRIMINAL OFFENSE.


                                                 UNDERWRITING                    PROCEEDS
                                    PRICE TO     DISCOUNTS AND   PROCEEDS TO    TO SELLING
                                     PUBLIC      COMMISSIONS(1)  COMPANY(2)    STOCKHOLDER(2)
PER SHARE                               $              $              $              $
TOTAL (3)                               $              $              $              $

(1) THE COMPANY AND THE SELLING STOCKHOLDER HAVE AGREED TO INDEMNIFY THE SEVERAL UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933. SEE "UNDERWRITING."

(2)  BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $         AND
     EXPENSES PAYABLE BY THE SELLING STOCKHOLDER ESTIMATED AT $.
(3) THE SELLING STOCKHOLDER HAS GRANTED THE SEVERAL UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO AN ADDITIONAL 675,000 SHARES OF CLASS B COMMON STOCK TO COVER OVER-ALLOTMENTS, IF ANY. IF ALL SUCH SHARES ARE PURCHASED, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND
     PROCEEDS  TO THE SELLING STOCKHOLDER WILL BE $       , $       AND $      ,
     RESPECTIVELY.


                              --------------------

    THE SHARES ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN WHEN, AS AND IF RECEIVED AND ACCEPTED BY THEM, SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART AND SUBJECT TO CERTAIN OTHER CONDITIONS. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE IN NEW YORK, NEW YORK ON OR ABOUT
            , 1995.

                              --------------------

DEAN WITTER REYNOLDS INC.

       SALOMON BROTHERS INC
               DILLON, READ & CO. INC.
                       LEHMAN BROTHERS
                                                   ROBERTSON, STEPHENS & COMPANY

         , 1995.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."
                              --------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at the principal offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein together with all amendments thereto called the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits and schedules thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and are qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

        1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994.

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994, as amended February 8, 1995.

        3. The description of the Class B Common Stock of the Company contained in its Registration Statement on Form 8-A (File No. 0-14181), dated May 20, 1992.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits). Requests for such copies should be directed to:
PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress, California, 90630-5028, Attention: Investor Relations, telephone (714) 952-1121.

    Unless  the   context  indicates   otherwise,  all   references  herein   to
"PacifiCare" or the "Company" refer to PacifiCare Health Systems, Inc., its subsidiaries and its non-profit predecessor.

    Unless the context indicates otherwise, all references herein to "UniHealth" or the "Selling Stockholder" refer to UniHealth, Inc.

    The Company's principal executive offices are located at 5995 Plaza Drive, Cypress, California, 90630-5028, telephone (714) 952-1121.

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                              --------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Prospectus Summary........................................................     4
Use of Proceeds...........................................................     7
Capitalization............................................................     7
Price Range of Common Stock...............................................     8
Dividend Policy...........................................................     8
Selected Consolidated Financial Data......................................     9
Business..................................................................    10
Principal and Selling Stockholder.........................................    20
Description of Capital Stock..............................................    21
Underwriting..............................................................    22
Legal Matters.............................................................    23
Experts...................................................................    23

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE. THE CLASS A AND CLASS B COMMON STOCK ARE SOMETIMES REFERRED TO COLLECTIVELY IN THIS PROSPECTUS AS THE "COMMON STOCK." UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

    PacifiCare-Registered Trademark- is one of the nation's leading managed health care services companies serving approximately 1.5 million commercial, Medicare and Medicaid members and is a leader in the management, development and marketing of diversified health maintenance organization ("HMO") products and related services. The Company operates HMOs in California, Florida, Oklahoma, Oregon, Texas and Washington. Through internal growth and strategic acquisitions, the Company believes it has built a strong competitive position in California and has expanded operations into new geographic markets.


    Since fiscal 1990, the Company has achieved 42 percent compound annual earnings per share growth and 19 percent compound annual membership growth. The Company's growth strategy is to solidify its position as one of the leading managed health care service companies by (i) expanding its Secure Horizons Medicare programs, (ii) marketing a broader range of managed care products and services, (iii) capitalizing on its experience in developing long-term relationships with health care providers and (iv) selectively expanding into new markets in order to further develop its multi-regional servicing capabilities.


    The Company serves more than 1,040,000 commercial HMO members and offers a comprehensive range of products including HMOs, preferred provider organizations and point-of-service plans. The Company has historically focused on the larger employer market, but has recently entered the smaller employer and individual markets. The Company believes that these markets have lower HMO penetration than the larger employer market and represent significant growth opportunities. The Company has enhanced its competitive position by entering into innovative relationships with health care providers which the Company believes will facilitate expansion into new and existing geographic markets.


    Through its Secure Horizons-Registered Trademark- programs, the Company operates the largest and one of the fastest growing Medicare risk programs in the United States (as measured by membership) with approximately 409,000 members enrolled as of January 31, 1995. The Company believes that its Secure Horizons programs are attractive to Medicare beneficiaries because these programs provide a more comprehensive package of benefits than offered under traditional Medicare, and because these programs substantially reduce the member's administrative responsibilities. In addition, as of January 31, 1995, the Company had enrolled more than 33,000 Medicaid eligibles.



    The Company believes that its ability to provide a comprehensive range of products and services through its commercial, Medicare and Medicaid programs, together with its specialty managed care products and services and its long-term relationships with health care providers, are the major factors that will enable the Company to respond effectively to changes and needs in the health care marketplace and continue to be among the nation's leading managed health care services companies.

                                  THE OFFERING

Class B Common Stock Offered by the Company...  3,000,000 shares

Class B Common Stock Offered by the Selling
Stockholder(1)................................  1,500,000 shares

Common Stock Outstanding after the Offering
(2):

  Class A Common Stock........................  12,278,783 shares

  Class B Common Stock........................  18,384,092 shares

Rights of Common Stock........................  The  Class B Common Stock offered hereby has no voting rights, other than as required  by
                                                Delaware  law, and the  Class A Common Stock
                                                has one vote per  share. The Class A  Common
                                                Stock  and  the  Class B  Common  Stock have
                                                equal rights to cash dividends, if any,  and
                                                upon  liquidation. See "Dividend Policy" and
                                                "Description of Capital Stock."

Use of Proceeds by the Company................  To  repay  amounts  outstanding  under   its
                                                credit line, to increase working capital and
                                                for  general  corporate  purposes, including
                                                acquisitions. See "Use of Proceeds."

Nasdaq National Market Symbols:

  Class A Common Stock........................  PHSYA

  Class B Common Stock........................  PHSYB

- ------------------------

(1) Currently, the Selling Stockholder owns 5,909,500 shares of Class A Common Stock or 48.1 percent of the outstanding Class A Common Stock and 3,160,000 shares of the Class B Common Stock or 20.5 percent of the outstanding Class B Common Stock. Upon completion of this offering, the Selling Stockholder will own 5,909,500 shares of the Class A Common Stock or 48.1 percent of the outstanding Class A Common Stock and 1,660,000 shares of the Class B Common Stock or 9.0 percent of the outstanding Class B Common Stock. See "Principal and Selling Stockholder."

(2) Based on the number of shares of Class A and Class B Common Stock outstanding as of February 16, 1995 and excluding (i) 409,934 shares of the Class A Common Stock and 1,945,192 shares of the Class B Common Stock issuable upon the exercise of outstanding stock options, of which options to purchase 394,109 shares of the Class A Common Stock and 524,662 shares of the Class B Common Stock are currently exercisable and (ii) 90,000 shares of the Class B Common Stock which certain health care providers are obligated to purchase over a five year period as a result of an offering of shares of Class B Common Stock to certain of the Company's health care providers (the "Provider Offering").

                         SUMMARY FINANCIAL INFORMATION


                                                                                                          THREE MONTHS ENDED
                                                            YEARS ENDED SEPTEMBER 30,                        DECEMBER 31,
                                          -------------------------------------------------------------  --------------------
                                            1990        1991         1992         1993       1994 (1)    1993 (1)   1994 (1)
                                          ---------  -----------  -----------  -----------  -----------  ---------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
  Total operating revenue...............  $ 975,849  $ 1,242,357  $ 1,686,314  $ 2,221,073  $ 2,893,252  $ 645,748  $ 821,614
  Operating income (2)..................     14,388       29,734       60,549       87,244      120,930     20,337     30,866
  Income before income taxes and
   cumulative effect of a change in
   accounting principle.................     29,438       44,521       74,852      108,327      145,468     25,940     34,083
  Income before cumulative effect of a
   change in accounting principle (3)...     17,638       25,702       43,590       62,696       84,593     14,739     20,057
  Earnings per share before cumulative
   effect of a change in accounting
   principle (3)........................  $    0.74  $      1.10  $      1.78  $      2.25  $      3.02  $    0.53  $    0.71
  Weighted average number of shares of
   common stock and equivalents
   outstanding..........................     23,770       23,346       24,509       27,847       28,004     27,813     28,231

OPERATING STATISTICS:
  Medical loss ratio (4):
    Commercial..........................      86.0%        84.0%        80.2%        82.5%        80.5%      83.2%      81.7%
    Medicare............................      87.4%        87.1%        86.6%        85.6%        85.2%      85.1%      85.1%
  Operating income margin (5)...........       1.5%         2.4%         3.6%         3.9%         4.2%       3.1%       3.8%
  Period-end HMO membership:
    Commercial..........................        546          567          742          807          949        830        971
    Medicare (6)........................        127          159          214          290          409        319        434
                                          ---------  -----------  -----------  -----------  -----------  ---------  ---------
    Total...............................        673          726          956        1,097        1,358      1,149      1,405
                                          ---------  -----------  -----------  -----------  -----------  ---------  ---------
                                          ---------  -----------  -----------  -----------  -----------  ---------  ---------



                                                                                                     AS ADJUSTED
                                                                       SEPTEMBER 30,  DECEMBER 31,  DECEMBER 31,
                                                                           1994           1994        1994 (7)
                                                                       -------------  ------------  -------------
                                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital....................................................   $   231,242    $  233,565    $   354,633
  Total assets.......................................................     1,105,548     1,158,551      1,279,619
  Long-term debt, excluding current maturities.......................       101,137        97,590         14,590
  Shareholders' equity...............................................       413,358       429,672        633,740

- ------------------------------
(1) Operating results of the Acquisitions (as defined under the caption "Business -- Acquisitions") are included in the historical operating results of the Company from the date of acquisition. See "Business -- Acquisitions."
(2) Certain reclassifications have been made to the 1990 and 1991 amounts to conform to the 1992, 1993 and 1994 presentations.
(3) Net income after cumulative effect of a change in accounting principle was $90.3 million or $3.22 per share for the year ended September 30, 1994 and $20.4 million or $0.73 per share for the three months ended December 31, 1993. See "Selected Consolidated Financial Data."
(4) Health care costs as a percentage of premium revenue. Medicare medical loss ratios include Medicaid premiums and health care costs, which were immaterial to the resulting ratios.
(5)  Operating income as a percentage of total operating revenue.
(6) Includes Medicaid membership which as of September 30, 1993 and 1994 was 1,597 and 22,010, respectively, and as of December 31, 1993 and 1994 was 1,665 and 30,751, respectively.
(7) As adjusted to give effect to (i) the sale by the Company of the Class B Common Stock being offered at an assumed price of $70.25 per share, less estimated underwriting discounts and commissions and offering expenses payable by the Company and (ii) the application of the net proceeds therefrom. See "Use of Proceeds." Does not give effect to the 1995 Acquisitions (as defined under the caption "Business -- Acquisitions"). See "Business -- Acquisitions."

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of the 3,000,000 shares of Class B Common Stock offered by the Company, at an assumed offering price of $70.25 per share, after deducting estimated underwriting discounts and commissions and expenses of the offering payable by the Company, are approximately $204,000,000. The Company will not receive any of the proceeds from the sale of shares of Class B Common Stock by the Selling Stockholder.



    Approximately $83 million of the net proceeds to the Company of this offering will be used to repay the amount outstanding under its $250 million revolving line of credit (the "Credit Line") established with Bank of America National Trust and Savings Association and a syndicate of banks. The Credit Line has a five year term ending on November 30, 1999 and may be extended through November 30, 2001. The Credit Line may be increased at the Company's option provided certain debt to equity ratios and other financial covenants are satisfied. Interest is payable at the London Interbank Offered Rate plus a margin ranging from 29 to 48 basis points. As of February 28, 1995, the interest rate on amounts outstanding under the Credit Line was 6.34 percent. The remaining net proceeds of this offering will be used by the Company to increase working capital and for general corporate purposes. Such purposes may include acquisitions, including certain of the Acquisitions (as defined under the caption "Business -- Acquisitions") for which the purchase price has not yet been paid and future acquisitions (for which the Company currently has no agreements or understandings), the introduction of new products and services, increased investment in existing operations and expansion of geographic markets. Expansion into geographic markets may include states in which the Company currently does not have a presence. Pending the above-described uses, the net proceeds will be invested in investment-grade, interest bearing securities.


                                 CAPITALIZATION


    The following table sets forth the consolidated capitalization of the Company as of December 31, 1994 (i) on an actual basis and (ii) as adjusted to give effect to the sale by the Company of the Class B Common Stock being offered, at an assumed offering price of $70.25 per share, less estimated underwriting discounts and commissions and offering expenses payable by the Company, and the application of the net proceeds therefrom, as described under "Use of Proceeds."



                                                                                            DECEMBER 31, 1994
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                        ----------  --------------
                                                                                              (IN THOUSANDS)
Current maturities of long-term debt..................................................  $    8,275   $      8,275
                                                                                        ----------  --------------
                                                                                        ----------  --------------
Long-term debt, excluding current maturities (2)......................................  $   97,590   $     14,590
                                                                                        ----------  --------------
Shareholders' equity:
  Preferred Shares, par value $1.00 per share; 10,000,000 shares authorized;
   none issued........................................................................          --             --
  Class A Common Shares, par value $0.01 per share; 30,000,000 shares authorized;
   12,258,000 shares issued and as adjusted (3).......................................         123            123
  Class B Common Shares, par value $0.01 per share; 60,000,000 shares authorized;
   15,335,000 shares issued; and 18,335,000 shares as adjusted (3)....................         153            183
  Additional paid-in capital..........................................................     143,083        347,121
  Unrealized holding loss on available-for-sale securities net of
   tax effect of $3,314,000...........................................................      (4,872)        (4,872)
  Retained earnings...................................................................     291,185        291,185
                                                                                        ----------  --------------
    Total shareholders' equity........................................................     429,672        633,740
                                                                                        ----------  --------------
    Total capitalization..............................................................  $  527,262   $    648,330
                                                                                        ----------  --------------
                                                                                        ----------  --------------

- ------------------------
(1)  Does   not  give  effect  to  the   1995  Acquisitions.  See  "Business  --
     Acquisitions."
(2) Long-term debt as of December 31, 1994 included $83 million outstanding under the Credit Line and $14.6 million of long-term capitalized leases and other long-term indebtedness.
(3) Excludes 424,634 shares of the Class A Common Stock and 1,975,254 shares of the Class B Common Stock issuable upon the exercise of outstanding stock options as of December 31, 1994 and 90,000 shares of Class B Common Stock to be issued pursuant to the Provider Offering. See Note 2 on page 5 for information as of a more recent date.

                          PRICE RANGE OF COMMON STOCK

    The Class A and Class B Common Stock are traded on the Nasdaq National Market under the symbols PHSYA and PHSYB, respectively. The following tables set forth, for the indicated periods, the high and low last reported sale prices per share of the Class A and Class B Common Stock as furnished by Nasdaq.


                                                                                  CLASS A           CLASS B
                                                                                COMMON STOCK      COMMON STOCK
                                                                              ----------------  ----------------
FISCAL PERIOD                                                                  HIGH      LOW     HIGH      LOW
- ----------------------------------------------------------------------------- -------  -------  -------  -------
1993
  First Quarter.............................................................. $51      $38      $44 3/4  $32 1/4
  Second Quarter.............................................................  56 3/4   26       49       20 5/8
  Third Quarter..............................................................  44       34       40       28 5/8
  Fourth Quarter.............................................................  43 3/4   31       40 3/4   29 1/2
1994
  First Quarter..............................................................  42 1/4   31       41 1/2   29 7/8
  Second Quarter.............................................................  57       38 1/4   56 3/8   37 3/4
  Third Quarter..............................................................  59 3/4   47 1/2   59 1/2   47 1/2
  Fourth Quarter.............................................................  79 3/16  47       75       46
1995
  First Quarter..............................................................  77       62       73 3/4   62 1/4
  Second Quarter (through February 28, 1995).................................  72       62       72 1/2   62 7/8



    The last reported sale prices of the Class A and Class B Common Stock as quoted on the Nasdaq National Market on February 28, 1995 were $69.25 and $70.25 per share, respectively. As of February 10, 1995, there were approximately 274 and 249 holders of record of the Class A and Class B Common Stock, respectively. Based upon information available to it, the Company believes that there are approximately 21,000 beneficial holders in the aggregate of the Class A and Class B Common Stock.


                                DIVIDEND POLICY

    The Company has never paid any cash dividends on its Common Stock. The Company currently anticipates that no cash dividends on its Common Stock will be declared in the foreseeable future and that all of its earnings will be retained for the development of the Company's business. Any future dividends would be conditioned upon, among other things, future earnings, the financial condition of the Company and regulatory requirements, which may limit the Company's ability to pay dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following consolidated income statement data and consolidated balance sheet data for each of the five years ended September 30, 1994 are derived from the audited consolidated financial statements of the Company. The following consolidated income statement data and consolidated balance sheet data for the three month periods ended December 31, 1994 and 1993 are derived from the unaudited consolidated financial statements of the Company. The following summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," found in the Consolidated Financial Statements and related notes and other financial information which are incorporated herein by reference.


                                                                                                              THREE MONTHS ENDED
                                                                   YEARS ENDED SEPTEMBER 30,                     DECEMBER 31,
                                                    --------------------------------------------------------  ------------------
                                                      1990       1991        1992        1993      1994 (1)   1993 (1)  1994 (1)
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
  Revenue:
    Commercial premiums...........................  $525,113  $  657,715  $  890,330  $1,046,186  $1,237,411  $286,788  $332,438
    Medicare premiums (2).........................   444,552     575,069     784,844   1,153,964   1,618,145   348,500   477,595
    Other income..................................     6,184       9,573      11,140      20,923      37,696    10,460    11,581
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
      Total operating revenue.....................   975,849   1,242,357   1,686,314   2,221,073   2,893,252   645,748   821,614
  Expenses:
    Health care services:
      Medical services............................   405,204     503,816     675,607     867,157   1,127,785   258,547   322,484
      Hospital services...........................   352,329     440,244     554,532     766,770     968,605   217,292   279,267
      Other services..............................    83,001     109,179     163,506     216,542     277,868    59,424    74,548
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
        Total health care services................   840,534   1,053,239   1,393,645   1,850,469   2,374,258   535,263   676,299
    Marketing, general and administrative
     expenses.....................................   120,581     158,985     229,881     279,865     394,620    89,382   113,191
    Amortization of intangibles...................       346         399       2,239       3,495       3,444       766     1,258
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
  Operating income (3)............................    14,388      29,734      60,549      87,244     120,930    20,337    30,866
  Interest income.................................    13,577      14,960      17,725      23,459      28,588     6,089     4,901
  Gain on sale of Austin, Texas operations........     1,750          --          --          --          --        --        --
  Interest expense................................      (277)       (173)     (3,422)     (2,376)     (4,050)     (486)   (1,684)
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
  Income before income taxes and cumulative effect
   of a change in accounting principle............    29,438      44,521      74,852     108,327     145,468    25,940    34,083
  Provision for income taxes......................    11,800      18,819      31,262      45,631      60,875    11,201    14,026
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
  Income before cumulative effect of a change in
   accounting principle...........................    17,638      25,702      43,590      62,696      84,593    14,739    20,057
  Cumulative effect on prior years of a change in
   accounting principle...........................        --          --          --          --       5,658     5,658        --
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
  Net income......................................  $ 17,638  $   25,702  $   43,590  $   62,696  $   90,251  $ 20,397  $ 20,057
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
  Earnings per share:
    Before cumulative effect of a change in
     accounting principle.........................  $   0.74  $     1.10  $     1.78  $     2.25  $     3.02  $   0.53  $   0.71
    Cumulative effect on prior years of a change
     in accounting principle......................        --          --          --          --        0.20      0.20        --
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
  Earnings per share..............................  $   0.74  $     1.10  $     1.78  $     2.25  $     3.22  $   0.73  $   0.71
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
  Weighted average number of shares of common
   stock and equivalents outstanding..............    23,770      23,346      24,509      27,847      28,004    27,813    28,231
OPERATING STATISTICS:
  Medical loss ratio (4):
    Commercial....................................     86.0%       84.0%       80.2%       82.5%       80.5%     83.2%     81.7%
    Medicare......................................     87.4%       87.1%       86.6%       85.6%       85.2%     85.1%     85.1%
  Operating income margin (5).....................      1.5%        2.4%        3.6%        3.9%        4.2%      3.1%      3.8%
  Period-end HMO membership:
    Commercial....................................       546         567         742         807         949       830       971
    Medicare (6)..................................       127         159         214         290         409       319       434
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
      Total.......................................       673         726         956       1,097       1,358     1,149     1,405
                                                    --------  ----------  ----------  ----------  ----------  --------  --------
                                                    --------  ----------  ----------  ----------  ----------  --------  --------



                                                                      SEPTEMBER 30,                         DECEMBER 31,
                                                    --------------------------------------------------  --------------------
                                                      1990      1991      1992      1993       1994       1993       1994
                                                    --------  --------  --------  --------  ----------  --------  ----------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.................................  $ 43,080  $ 21,837  $ 49,550  $162,781  $  231,242  $151,578  $  233,565
  Total assets....................................   231,608   322,328   498,082   693,646   1,105,548   891,482   1,158,551
  Long-term debt, excluding current maturities....       305     2,280    18,488    21,821     101,137    21,488      97,590
  Shareholders' equity............................    74,550    99,678   198,884   319,294     413,358   340,516     429,672

- ----------------------------------
(1) Operating results of the Acquisitions are included in the historical operating results of the Company from the date of acquisition. See "Business -- Acquisitions."
(2) Medicare premiums include premiums from the Company's Medicaid programs, which premiums were immaterial in amount.
(3) Certain reclassifications have been made to the 1990 and 1991 amounts to conform to the 1992, 1993 and 1994 presentations.
(4) Health care costs as a percentage of premium revenue. Medicare medical loss ratios include Medicaid premiums and health care costs, which were immaterial to the resulting ratios.
(5)  Operating income as a percentage of total operating revenue.
(6) Includes Medicaid membership which as of September 30, 1993 and 1994 was 1,597 and 22,010, respectively, and as of December 31, 1993 and 1994 was 1,665 and 30,751, respectively.

                                    BUSINESS

    PacifiCare-Registered Trademark- is one of the nation's leading managed health care services companies, serving approximately 1.5 million commercial, Medicare and Medicaid members, and is a leader in the management, development and marketing of diversified health maintenance organization ("HMO") products and related services. The Company operates HMOs in California, Florida, Oklahoma, Oregon, Texas and Washington. Through internal growth and strategic acquisitions, the Company believes it has built a strong competitive position in California and has expanded operations into new geographic markets. The Company has historically focused on the larger employer market, but recently has entered the smaller employer and individual markets, which the Company believes represent significant growth opportunities. Since fiscal 1990, the Company has achieved 42 percent compound annual earnings per share growth and 19 percent compound annual membership growth.

GROWTH STRATEGY

    The Company's growth strategy is to solidify its position as one of the leading managed health care services companies by (i) expanding its Secure Horizons Medicare programs, (ii) marketing a broader range of managed care products and services, (iii) capitalizing on its experience in developing long-term relationships with health care providers and (iv) selectively expanding into new markets in order to further develop its multi-regional servicing capabilities.


        SECURE HORIZONS MEDICARE PROGRAMS. Through its Secure Horizons programs, PacifiCare operates the largest and one of the fastest growing Medicare risk programs in the United States (as measured by membership). The Company believes the Medicare market offers significant growth opportunities since only approximately seven percent of the country's Medicare beneficiaries are enrolled in at-risk HMO programs such as those offered by the Company. The Company will seek to continue its rapid growth in the Medicare risk arena by entering into new geographic markets with its Secure Horizons programs. In markets where the Company does not currently operate a commercial HMO, it has the ability to develop Medicare risk programs through licensing or other arrangements. See "-- Products and Services -- Specialty Managed Care Products and Services -- Secure Horizons USA, Inc."



        COMPREHENSIVE RANGE OF PRODUCTS AND SERVICES. The Company offers a comprehensive range of products and services, including traditional HMOs, preferred provider organizations ("PPOs") and point-of-service plans ("POS plans"), as well as specialty managed care products and services such as prescription pharmacy benefit management, dental and vision care and behavioral health care services. The Company intends to leverage its ability to offer a comprehensive range of products and services by targeting new geographic markets and market segments where it has not historically focused, such as the smaller employer and individual markets.


        PROVIDER RELATIONSHIPS. The Company has enhanced its competitive position by entering into innovative relationships with health care providers which the Company believes will facilitate expansion into new and existing geographic markets. For example, the Company has entered into provider service contracts, with terms up to 10 years, which pay providers a percentage of premium revenue. The Company believes that percentage of premium arrangements with providers lessen the risk associated with changes in government reimbursement policies and competitive pricing pressures. The Company has been able to customize its contractual arrangements with health care providers to recognize the unique needs of each market. In addition, the Company has recently completed an equity offering to certain providers aimed at developing more strategic and long-term alliances.


        ENTRY INTO NEW MARKETS. During the last 18 months, the Company has entered into new markets, including South Florida, Houston and Dallas, Texas, Washington and Central California. The Company has been successful in building its membership through expansion of its existing HMOs into additional geographic markets within the same state. For example, in Texas, the Company utilized its existing HMO in San Antonio to establish HMOs in Houston and Dallas which currently service approximately 20,600 and 1,400 members, respectively. The Company plans to enhance its presence in the Central California and Washington markets through its agreements to acquire
    (i) ValuCare, a Fresno-based

    HMO with approximately 61,000 members and (ii) Pacific Health Plans, a Washington-based HMO with approximately 33,000 members. See "-- Acquisitions." The Company believes it can continue to expand its membership through selective acquisitions and by establishing HMOs in new markets. The strategy of growth through acquisitions will be enhanced commencing in December 1995 when, for the first time, the Company will have the ability to use the pooling-of-interests method of accounting in connection with stock-for-stock acquisitions.


PRODUCTS AND SERVICES

    The Company's total HMO membership has grown from 615,317 at January 31, 1990 to 1,483,346 at January 31, 1995, a 19 percent compound annual growth rate. The following table provides a breakdown of the Company's membership at January 31, 1995.

                                                                                                         PERCENT
                                                                   COMMERCIAL   MEDICARE(1)   COMBINED   OF TOTAL
                                                                   ----------   -----------   ---------  --------
California.......................................................    689,733      322,817     1,012,550    68.3%
Florida..........................................................     56,466       11,636        68,102     4.6
Oklahoma.........................................................    111,671       12,913       124,584     8.4
Oregon...........................................................     81,047       37,717       118,764     8.0
Texas............................................................     65,296       39,343       104,639     7.0
Washington.......................................................     37,211       17,496        54,707     3.7
                                                                   ----------   -----------   ---------  --------
Total Membership.................................................  1,041,424      441,922     1,483,346   100.0%
                                                                   ----------   -----------   ---------  --------
                                                                   ----------   -----------   ---------  --------
- ------------------------
(1) Includes Medicaid membership of 11,437 in California, 11,636 in Florida and 9,974 in Oregon.

    COMMERCIAL HMO OPERATIONS

    The Company's commercial HMO membership has grown from 506,280 at January 31, 1990 to 1,041,424 at January 31, 1995, a 16 percent compound annual growth rate. Commercial members generally join the Company's HMOs through an employer, which typically offers employees a selection of indemnity insurance and managed health care plans, pays for all or part of the monthly costs thereof and makes payroll deductions for any costs payable by the employee.


    The Company has historically focused on the larger employer market, but has recently entered the smaller employer and individual markets. The Company believes that these markets have lower HMO penetration levels than the larger employer market and represent significant growth opportunities. The Company has also developed PPOs and POS plans, which combine the features of an HMO (a defined provider network providing care to members with reduced deductibles and co-payments) with the features of a traditional indemnity insurance product (the option to use any physician, with higher deductibles and co-payments). In addition, the Company also offers specialty managed care products and services, such as prescription pharmacy benefit management, dental and vision care and behavioral health care services.


    SECURE HORIZONS PROGRAMS


    Through its Secure Horizons programs, the Company operates the largest and one of the fastest growing Medicare risk programs in the United States (as measured by membership). The Company's Medicare membership has grown from 109,037 at January 31, 1990 to 408,875 at January 31, 1995, a 30 percent compound annual growth rate. The Company has provided health care services to Medicare beneficiaries through its Secure Horizons programs pursuant to annual contracts with the Health Care Financing Administration ("HCFA") since 1985.


    The Company believes that its Secure Horizons programs are attractive to Medicare beneficiaries because these programs provide a more comprehensive package of benefits than offered under traditional Medicare, and because these programs substantially reduce the member's administrative responsibilities. Members in the Secure Horizons programs are enrolled on an individual basis and may disenroll upon 30 days' notice. The Company believes that its Secure Horizons programs have one of the lowest disenrollment rates relative to other Medicare risk plans.

    In response to employers' needs to provide cost-effective health care coverage for their retired employees who may not yet be eligible for Medicare benefits, the Company developed the Secure Horizons retiree product. The retiree product provides the Company with access to individuals who, once familiar with the Company's services and delivery system, may enroll in Secure Horizons programs after they become eligible for Medicare benefits. The premium rate structure and provider networks for this product are similar to the Company's Secure Horizons programs. This product takes advantage of the expertise the Company has developed in its Secure Horizons Medicare risk programs.


    Because the use of health care services by Medicare recipients generally exceeds the use of services by those who are under the age of 65, the Company's Medicare contracts provide for substantially larger revenue per member than do the Company's non-Medicare plans. Premium revenue for each Secure Horizons member is generally more than three times that of a commercial member, reflecting, in part, the higher medical and administrative costs of serving a Medicare member. As a result, although members in the Secure Horizons programs represented approximately 28 percent of the Company's membership at December 31, 1994, they accounted for approximately 57 percent of the consolidated premium revenue and a greater percentage of the Company's profits for the three-month period ended December 31, 1994.

    MEDICAID HMO OPERATIONS


    Since 1993, the Company has arranged for health care services to Medicaid eligibles through its HMO subsidiaries pursuant to annual contracts with the Department of Health and Human Services ("HHS"). The Company's Medicaid membership has grown from 1,597 at September 30, 1993 to 33,047 at January 31, 1995. Currently, the Company arranges for the provision of health care services to Medicaid eligibles in California, Florida and Oregon and anticipates enrolling Medicaid eligibles in other geographic markets. The Company receives a premium for each Medicaid member comparable to that of a commercial member. The Company believes that its programs are attractive to Medicaid eligibles because these programs provide access to quality health care providers, continuity of medical care and an introduction into mainstream managed care. The Company's Medicaid contracts with HHS are subject to annual renewal.


    SPECIALTY MANAGED CARE PRODUCTS AND SERVICES

    In addition to its HMO operations, the Company provides a wide range of specialty managed care products and services. These products and services are offered to HMOs, insurers, employers, governmental entities, providers and PPOs through various affiliated operations of the Company.


        SECURE HORIZONS-REGISTERED TRADEMARK- USA, INC. ("SHUSA") was formed in March 1993 to take advantage of the Company's expertise in the Medicare risk area. SHUSA is authorized to license the use of the Secure Horizons service mark, trade name and systems, in exchange for license fees, to qualified HMOs that want to engage in Medicare risk contracting. SHUSA provides consulting, marketing, provider contracting, administrative services and other various services in support of the operation of a Medicare risk program by such HMOs. SHUSA is reimbursed for its expenses and receives a percentage of the revenue derived from each program in the form of license fees. SHUSA may also enter into joint ventures related to Medicare risk contracting. In September 1993, SHUSA formed an alliance with Tufts Associated Health Maintenance Organization, Inc. ("Tufts"). Through this alliance, Tufts operates Secure Horizons, Tufts Health Plan for Seniors, under a license from and with the assistance of SHUSA. As of October 1, 1994, Tufts began enrolling Medicare beneficiaries in Secure Horizons, Tufts Health Plan for Seniors in the Boston area and, as of February 1, 1995, had approximately 7,100 members. The Company believes Secure Horizons, Tufts Health Plan for Seniors will be ultimately offered throughout Massachusetts and other parts of New England.


        PACIFICARE LIFE AND HEALTH INSURANCE COMPANY-SM- ("PLHIC"), formerly Columbia General Life Insurance Company, offers employer groups managed health care insurance products which have been integrated with the Company's existing HMO products to form multi-option health benefits programs. PLHIC is a health and life insurance company licensed to operate in 37 states including California, Florida, Oklahoma, Oregon and Texas.

        PRESCRIPTION SOLUTIONS was established in May 1993 to offer pharmacy benefit management services. Clients of Prescription Solutions have access to a pharmacy provider network that features independent and chain pharmacies, as well as a variety of cost and quality management capabilities. In January 1995, Prescription Solutions acquired Preferred Solutions, a San Jose-based pharmacy benefit management company. The acquisition of Preferred Solutions enables Prescription Solutions to provide fully integrated services, including mail order distribution, an extensive network of retail pharmacies, claims processing and sophisticated drug utilization reporting. In addition, the Company believes this acquisition makes Prescription Solutions one of the industry's 10 largest pharmacy benefit management companies covering approximately 3.5 million total lives.


        LIFELINK-SM-, INC. ("LIFELINK"), a licensed specialized health care service plan, provides behavioral health care services, including chemical dependency benefit programs, in California directly to corporate customers and indirectly through the Company's California HMO to its commercial members. Outside of California, PacifiCare Behavioral Health, Inc. contracts with various HMOs, insurers and employers to manage their respective mental health and chemical dependency benefit programs.


    Other specialty products and services offered by the Company through various affiliated operations include (i) dental and vision care through California Dental Health Plan, Inc., (ii) coordination of managed care products for multi-region employers through Covantage, Inc., (iii) military health care management through PacifiCare-Registered Trademark- Military Health Systems, Inc., (iv) workers' compensation managed care through COMPREMIER-SM-, Inc. and
(v) health promotion through PacifiCare Wellness Company.


    The Company believes that its wide range of specialty managed care products and services complements its core HMO business and, given increasing market demand for greater choice and flexibility in the design of health care products and funding arrangements, will contribute to the Company's competitive position in the health care services marketplace.

HEALTH CARE PROVIDER RELATIONSHIPS AND CONTROL OF HEALTH CARE COSTS

    The Company manages health care costs primarily by entering into contractual arrangements with health care providers and by sharing the risk of certain health care costs with the Company's contracting physicians or physician groups and hospitals. For the three-month period ended December 31, 1994, fixed fee capitated payments to providers represented 56 percent and 70 percent of total health care costs for the commercial and Medicare programs, respectively.

    The Company contracts for hospital services under a variety of arrangements including per diem, percentage of premium or per-member-per-month capitation, discounted fee-for-service, flat fee and fee-for-service arrangements. The loss of contracts with certain physician groups and with certain hospitals could have a material adverse effect on the Company's HMO operations.

    The Company's ability to expand is dependent, in part, on competitive premium pricing and its ability to secure cost effective contracts with additional physicians or to ensure that existing physician groups expand their operations to accommodate the Company's new HMO membership. Achieving such objectives with respect to competitive premium pricing and physician contracts is becoming difficult due to increasing competition.

    The Company's profitability is dependent, in part, on its ability to maintain effective control over health care costs while providing members with quality care. Factors such as health care reform, levels of utilization of health care services, new technologies, hospital costs, major epidemics, and numerous other external influences may affect the ability of HMOs to control health care costs.

GOVERNMENT REGULATION

    The Company's HMOs are licensed and subject to periodic examination by governmental agencies and are subject to state and federal statutes and regulations which extensively regulate the activities and licensing of HMOs. As a result of the continued escalation of health care costs and the inability of many individuals to obtain health care insurance, numerous proposals relating to health care reform have been, and additional proposals may be, introduced in the United States Congress and the legislatures of the states in which the

Company operates or may seek to operate. The Company cannot predict what effect, if any, such proposals would have on the Company if and when enacted. Although the Company believes that it would benefit from proposals encouraging the use of managed health care, there can be no assurance that the enactment of any of such reforms would not adversely affect the operations, profitability or business prospects of the Company.


    The Company's Secure Horizons programs provide services pursuant to contracts with HCFA and are subject to regulation by HCFA and certain state agencies. As a result of HCFA's regulations governing the Company's Medicare fixed-fee-per-member programs, the Company's premiums are determined through formulas established by HCFA for the Company's Medicare contracts in a particular region. If these premiums are reduced, or if premium rate increases in a particular region are lower than the rate of increase in health care service expenses for the Company's Secure Horizons members in such region, the Company's operations, profitability or business prospects could be affected. The Company has mitigated this risk by paying approximately 70 percent of the health care service expenses for the Secure Horizons programs on a percentage of premium basis, and believes that any slowdown in the rate of premium growth may be offset by the effect of proposals encouraging managed health care for Medicare beneficiaries. The Secure Horizons programs are subject to certain risks relative to commercial programs, such as higher comparative medical costs, higher levels of utilization and higher marketing and advertising costs associated with selling to individuals rather than to groups.


    The Company's Medicare contracts are automatically renewed every 12 months unless the Company or HCFA elects either not to renew or to terminate them. These contracts (a "risk contract") are also subject to periodic unilateral revisions by HCFA based on certain demographic information relating to the Medicare population and the cost of providing health care in a particular geographic area. HCFA may unilaterally terminate the Company's Medicare contracts if the Company fails to continue to meet compliance and eligibility standards. Unilateral termination or failure to renew could have a material adverse effect on the Company.

    The Company's Secure Horizons programs are not permitted, under federal regulations, to account for more than one-half of the Company's total HMO members in each of the Company's non-contiguous geographic state markets. This limitation may constrain the Company's rate of growth in markets where the Company is able to add Medicare members at a faster rate than commercial members.


ACQUISITIONS


    Consistent with its stated growth strategy, the Company has entered into a number of acquisitions, which together (i) strengthen the Company's position in markets in which it currently operates, (ii) expand the Company's comprehensive range of products and services and (iii) enable the Company to participate in the consolidation trend of the HMO industry.



    1995 ACQUISITIONS


    In January 1995, Prescription Solutions, the Company's pharmacy benefit management company, acquired Preferred Solutions, a San Jose-based pharmacy benefit management company (the "Preferred Solutions Acquisition"). Also in January 1995, the Company entered into a definitive agreement to acquire ValuCare, a Fresno-based HMO with approximately 61,000 members located in Central California (the "ValuCare Acquisition"). The ValuCare Acquisition is subject to, among other things, various regulatory approvals and is expected to close by April 1995. See "-- Growth Strategy -- Entry Into New Markets."



    On February 28, 1995, the Company entered into a definitive agreement to acquire Pacific Health Plans, an HMO located in Washington with approximately 33,000 members (the "PHP Acquisition"). Upon completion, the PHP Acquisition will increase enrollment in Washington to more than 87,000 members. The PHP Acquisition, which is subject to federal and state regulatory approvals, is expected to close by June 1995. See "-- Growth Strategy -- Entry Into New Markets." The Preferred Solutions Acquisition, the

ValuCare Acquisition and the PHP Acquisition collectively shall be referred to herein as the "1995 Acquisitions." The total purchase price of the 1995 Acquisitions is expected to be approximately $119 million, including contingent payments. See "-- Pro Forma Condensed Consolidated Financial Statements (Unaudited)."



    1994 ACQUISITIONS


    During fiscal 1994, the Company made the following acquisitions (the "1994 Acquisitions"): (i) Freedom Plan, Inc., a Santa Barbara, California-based HMO, with approximately 14,000 members in October 1993; (ii) California Dental Health Plan, Inc., a southern California-based dental HMO and its affiliate Dental Plan Administrators, a third party administrator, in November 1993; (iii) Advantage Health Plans, Inc., a Southern Florida-based HMO, with approximately 20,000 members in December 1993; (iv) Network Health Plan, Inc., a Washington-based health care service contractor, with approximately 28,000 members in February 1994; and (v) Pasteur Health Plans, Inc., a Southern Florida-based HMO, with approximately 50,000 members in September 1994. The total purchase price of the 1994 Acquisitions is expected to be approximately $99 million, (including contingent payments) of which $94 million has been paid to date. See "-- Pro Forma Condensed Consolidated Financial Statements (Unaudited)." The 1994 and the 1995 Acquisitions shall together be referred to herein as the "Acquisitions" and the companies acquired or to be acquired through the Acquisitions shall be referred to as the "Acquired Companies."



    PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


    The accompanying pro forma condensed consolidated financial statements have been prepared by the Company based on certain pro forma adjustments to the historical financial statements of the Company, which are incorporated in this Prospectus by reference. The Company's historical financial statements have been prepared in accordance with generally accepted accounting principles.



    The pro forma adjustments presented are shown for comparative purposes only and should not be considered to reflect the actual results of operations of the combined companies had the Acquisitions taken place at the beginning of each pro forma period. The pro forma information is not intended to be indicative of results which may occur in the future. The Acquisitions have been or will be accounted for as purchases and the operating results of each completed acquisition are included in the Company's historical financial statements from the date of purchase. These unaudited pro forma statements should be read in conjunction with the Company's historical financial statements and related notes, which are incorporated in this Prospectus by reference.



    The Company believes it will achieve synergies from the integration of the Acquisitions by eliminating redundant administrative costs and using its greater purchasing power to achieve lower health care and general and administrative costs. The anticipated impact of such synergies has not been reflected in the pro forma condensed consolidated statements of income.



    The accompanying pro forma condensed consolidated balance sheet as of December 31, 1994 has been prepared to give pro forma effect to the 1995 Acquisitions as if they had occurred on December 31, 1994. The accompanying pro forma condensed consolidated statements of income for the three months ended December 31, 1994 and the year ended September 30, 1994, have been prepared to give pro forma effect to the Acquisitions as if they had occurred on October 1, 1993.

                        PACIFICARE HEALTH SYSTEMS, INC.
           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                               DECEMBER 31, 1994



                                                                 ACQUIRED      PRO FORMA       PRO FORMA
                                                    THE COMPANY  COMPANIES    ADJUSTMENTS       RESULTS
                                                    -----------  ---------  ----------------   ----------
                                                                       (IN THOUSANDS)
                                                    -----------------------------------------------------
ASSETS
Current assets:
  Cash and equivalents............................  $  218,590   $    357      $ (18,250)(a)   $  200,697
  Marketable securities...........................     532,735                                    532,735
  Receivables, net................................      73,720      2,321                          76,041
  Prepaid expenses................................      10,133         62                          10,195
  Deferred income taxes...........................      29,263                                     29,263
                                                    -----------  ---------      --------       ----------
    Total current assets..........................     864,441      2,740        (18,250)         848,931
                                                    -----------  ---------      --------       ----------
Property, plant and equipment, net................      98,397        947                          99,344
Marketable securities - restricted................      16,572                                     16,572
Goodwill and intangible assets....................     173,507                   119,823(a)       293,330
Other assets......................................       5,634         71                           5,705
                                                    -----------  ---------      --------       ----------
                                                    $1,158,551   $  3,758      $ 101,573       $1,263,882
                                                    -----------  ---------      --------       ----------
                                                    -----------  ---------      --------       ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Medical claims and benefits payable.............  $  309,100   $             $               $  309,100
  Accounts payable and accrued liabilities........     126,673      2,079                         128,752
  Unearned premium revenue........................     186,828         88                         186,916
  Current maturities of long-term debt............       8,275        187                           8,462
                                                    -----------  ---------      --------       ----------
    Total current liabilities.....................     630,876      2,354                         633,230
                                                    -----------  ---------      --------       ----------
Long-term debt, excluding current maturities......      97,590      1,977        101,000(a)       200,567
Minority interest.................................         413                                        413
Shareholders' equity:
  Preferred shares................................
  Class A common shares...........................         123      6,115         (6,115)(a)          123
  Class B common shares...........................         153                                        153
  Additional paid-in capital......................     143,083                                    143,083
  Unrealized holding loss on available-for-sale
   securities net of tax effect of $3,314.........      (4,872 )                                   (4,872)
  Retained earnings...............................     291,185     (6,688 )        6,688(a)       291,185
                                                    -----------  ---------      --------       ----------
    Total shareholders' equity....................     429,672       (573 )          573          429,672
                                                    -----------  ---------      --------       ----------
                                                    $1,158,551   $  3,758      $ 101,573       $1,263,882
                                                    -----------  ---------      --------       ----------
                                                    -----------  ---------      --------       ----------

                        PACIFICARE HEALTH SYSTEMS, INC.
        PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1994



                                                                 ACQUIRED    PRO FORMA    PRO FORMA
                                                    THE COMPANY  COMPANIES  ADJUSTMENTS    RESULTS
                                                    -----------  --------   -----------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                    -----------------------------------------------
Revenue:
  Premiums........................................  $  810,033   $35,915    $             $845,948
  Other income....................................      11,581       887                    12,468
                                                    -----------  --------   -----------   ---------
    Total operating revenue.......................     821,614    36,802                   858,416
                                                    -----------  --------   -----------   ---------
Expenses:
  Health care services............................     676,299    29,779                   706,078
  Marketing, general and administrative
  expenses........................................     113,191     8,206        500(b)     121,897
  Amortization of intangibles.....................       1,258                1,235(c)       2,493
                                                    -----------  --------   -----------   ---------
Operating income (loss)...........................      30,866    (1,183 )   (1,735)        27,948
Interest income...................................       4,901       214       (182)(d)      4,933
Interest expense..................................      (1,684 )    (143 )   (1,417)(e)     (3,244 )
                                                    -----------  --------   -----------   ---------
Income before income taxes........................      34,083    (1,112 )   (3,334)        29,637
Provision for income taxes........................      14,026      (439 )   (1,141)(f)     12,446
                                                    -----------  --------   -----------   ---------
Net income (loss).................................  $   20,057   $  (673 )  $(2,193)      $ 17,191
                                                    -----------  --------   -----------   ---------
                                                    -----------  --------   -----------   ---------
Weighted average number of shares of common stock
 and equivalents outstanding .....................      28,231    28,231     28,231         28,231
                                                    -----------  --------   -----------   ---------
Earnings per share................................  $     0.71   $ (0.02 )  $ (0.08)      $   0.61
                                                    -----------  --------   -----------   ---------
                                                    -----------  --------   -----------   ---------

                        PACIFICARE HEALTH SYSTEMS, INC.
        PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                     FOR THE YEAR ENDED SEPTEMBER 30, 1994


                                                       THE       ACQUIRED    PRO FORMA     PRO FORMA
                                                     COMPANY     COMPANIES  ADJUSTMENTS     RESULTS
                                                    ----------   --------   ------------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                    ------------------------------------------------
Revenue:
  Premiums........................................  $2,855,556   $211,799   $    (25)(g)   $3,067,330
  Other income....................................     37,696      7,387        (291)(h)      44,792
                                                    ----------   --------   ------------   ---------
    Total operating revenue.......................  2,893,252    219,186        (316)      3,112,122
                                                    ----------   --------   ------------   ---------
Expenses:
  Health care services............................  2,374,258    171,237         (21)(g)   2,545,474
  Marketing, general and administrative expenses..    394,620     40,864       5,038(b)      440,522
  Amortization of intangibles.....................      3,444                  6,536(c)        9,980
                                                    ----------   --------   ------------   ---------
Operating income..................................    120,930      7,085     (11,869)        116,146
Interest income...................................     28,588        691      (1,693)(d)      27,586
Interest expense..................................     (4,050 )     (877 )    (7,642)(e)     (12,569)
                                                    ----------   --------   ------------   ---------
Income before income taxes and cumulative effect
 of a change in accounting principle..............    145,468      6,899     (21,204)        131,163
Provision for income taxes........................     60,875      2,763      (7,042)(f)      56,596
                                                    ----------   --------   ------------   ---------
Income before cumulative effect of a change in
 accounting principle.............................     84,593      4,136     (14,162)         74,567
Cumulative effect on prior years of a change in
 accounting principle.............................      5,658                                  5,658
                                                    ----------   --------   ------------   ---------
Net income........................................  $  90,251    $ 4,136    $(14,162)      $  80,225
                                                    ----------   --------   ------------   ---------
                                                    ----------   --------   ------------   ---------
Weighted average number of shares of common stock
 and equivalents outstanding......................     28,004     28,004      28,004          28,004
                                                    ----------   --------   ------------   ---------
Earnings per share:
  Before cumulative effect of a change in
   accounting principle...........................  $    3.02    $  0.15    $  (0.51)      $    2.66
  Cumulative effect on prior years of a change in
   accounting principle...........................       0.20      --          --               0.20
                                                    ----------   --------   ------------   ---------
Earnings per share................................  $    3.22    $  0.15    $  (0.51)      $    2.86
                                                    ----------   --------   ------------   ---------
                                                    ----------   --------   ------------   ---------

                        PACIFICARE HEALTH SYSTEMS, INC.
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 1994
                         YEAR ENDED SEPTEMBER 30, 1994



    Pro forma Condensed Consolidated Balance Sheet as of December 31, 1994:



(a) The total consideration for the 1995 Acquisitions is expected to be approximately $119 million, of which $18 million was paid in cash and the remaining $101 million is assumed to be financed using borrowings under the Credit Line. Under purchase accounting, the assets and liabilities of the Acquired Companies are required to be adjusted to estimated fair market values. For the purpose of preparing pro forma condensed financial statements, the entire excess of the cost of the 1995 Acquisitions over the book value of the net assets to be acquired has been allocated to goodwill and intangible assets as of the assumed acquisition date (December 31, 1994).



    Pro forma Condensed Consolidated Statements of Income for the three months ended December 31, 1994 and year ended September 30, 1994:



(b) Assumes that marketing, general and administrative expenses for the three months ended December 31, 1994 totaling approximately $500,000 and the year ended September 30, 1994 totaling approximately $5,333,000, are incurred in connection with the integration of the Acquisitions. The amount incurred for integration for the year ended September 30, 1994 is partially offset by a reduction in marketing, general and administrative expenses of $295,000 related to footnotes (g) and (h) below. The Company believes it will achieve synergies from the integration of the Acquisitions by eliminating redundant administrative costs and using its greater purchasing power to achieve lower health care and general and administrative costs. The anticipated impact of such synergies has not been reflected in the pro forma condensed consolidated statements of income.



(c) Under purchase accounting, the assets and liabilities of the Acquired Companies are required to be adjusted to estimated fair values. For the purpose of preparing the pro forma financial statements, goodwill was determined based on the excess of the cost over the fair market values of the net assets acquired or to be acquired for the Acquisitions. This entry represents the amortization of goodwill and intangible assets from the beginning of each pro forma period on a straight line basis over periods from five to forty years as if the Acquisitions were completed on October 1, 1993.



(d) This entry represents the reduction of interest income from the beginning of each pro forma period through the earlier of the acquisition date or the end of the pro forma period assuming cash payments for the 1995 Acquisitions of $18 million were made on October 1, 1994 and for the 1994 Acquisitions of $50 million were made on October 1, 1993. The interest income is assumed to be earned at an average rate of four percent for the three months ended December 31, 1994 and six percent for the year ended September 30, 1994.



(e) Certain acquisitions are assumed to be funded using borrowings under the Credit Line at weighted average interest rates of approximately six percent for the three months ended December 31, 1994 and five percent for the year ended September 30, 1994. This entry represents additional interest expense incurred for the three months ended December 31, 1994 and the year ended September 30, 1994, as if the Acquisitions were completed on October 1, 1993.



(f) This entry represents the tax effect of the pro forma adjustments, excluding non-deductible goodwill amortization, at the statutory rate in effect during the three months ended December 31, 1994 and year ended September 30, 1994.



(g) This entry represents the reduction in premium revenue and health care services expense related to employee health coverage provided by the Company to the Acquired Companies.



(h) This entry represents the elimination of administrative fees paid by the Company to certain Acquired Companies and recognized as other income by such Acquired Companies prior to acquisition.

                       PRINCIPAL AND SELLING STOCKHOLDER

    Of the 4,500,000 shares of the Class B Common Stock being offered, 1,500,000 shares of the Class B Common Stock are being sold by the Selling Stockholder. The following table sets forth, as of the date hereof and as adjusted to reflect the sale of the shares being offered, certain information regarding the ownership of the Class A and Class B Common Stock by the Selling Stockholder:

                                              BENEFICIAL
                                          OWNERSHIP PRIOR TO    BENEFICIAL OWNERSHIP
                                CLASS OF       OFFERING            AFTER OFFERING
                                 COMMON   ------------------   ----------------------
         STOCKHOLDER             STOCK     NUMBER    PERCENT      NUMBER      PERCENT
- ------------------------------  --------  ---------  -------   ------------   -------
 UniHealth, Inc.                   A      5,909,500    48.1%   5,909,500        48.1 %
  4100 West Alameda Avenue         B      3,160,000    20.5%   1,660,000(1)      9.0 %
  Burbank, California 91505

- ------------------------
(1) If the Underwriters' over-allotment option is exercised in full, the Selling Stockholder will own 985,000 shares of the Class B Common Stock or
     5.4 percent of the outstanding Class B Common Stock after completion of the offering.

    Currently, the Selling Stockholder owns 5,909,500 shares of the Class A Common Stock, or 48.1 percent of all such shares outstanding, and 3,160,000 shares of the Class B Common Stock, or 20.5 percent of all such shares outstanding. Combined, the Selling Stockholder owns 32.8 percent of the total shares outstanding of the Company. Upon completion of this offering of the Class B Common Stock, the Selling Stockholder will own 5,909,500 shares of the Class A Common Stock, or 48.1 percent of all such shares outstanding, and 1,660,000 shares of the Class B Common Stock, or 9.0 percent of all such shares outstanding. Combined, the Selling Stockholder will own 24.7 percent of the total shares outstanding of the Company.


    The Selling Stockholder is a California non-profit public benefit corporation which is the parent corporation of an integrated health care delivery system consisting of 10 non-profit medical centers and various for-profit health care companies, including one company in the HMO business. The Selling Stockholder's HMO, which is not federally qualified, and certain of its operations compete with the Company in California.


    The Company purchases health care services from hospitals owned and managed by the Selling Stockholder on terms the Company believes are at least as favorable to the Company as would be available from unaffiliated third parties. In addition, the Company pays a management fee to the Selling Stockholder for certain services, including certain consulting services, pays a fee to the
Selling Stockholder for payroll processing and reimburses the Selling Stockholder for the Company's share of joint insurance purchasing. The Company anticipates paying fees to, and purchasing services from, the Selling Stockholder in the future. Future transactions between the Company and the Selling Stockholder will be on terms no less favorable than could be obtained from unaffiliated third parties.


    Terry Hartshorn, President and Chief Executive Officer, director and Executive Committee member of the Selling Stockholder, is the Chairman of the Board of PacifiCare. Gary L. Leary, Executive Vice President, Chief Operating Officer, General Counsel and Secretary, director and member of the Executive Committee of the Selling Stockholder, David R. Carpenter, director, Chairman of the Board and Chairman of the Executive Committee of the Selling Stockholder, and Jean Bixby Smith, a director of the Selling Stockholder, are directors of the Company.


    In connection with the current offering, the Selling Stockholder and the Company have agreed to contribute to certain liabilities, including liabilities under the Act, in amounts proportionate to the proceeds received by the Selling Stockholder and the Company and in certain circumstances to indemnify the other against certain liabilities, including liabilities under the Act. The Selling Stockholder's liability to the Company under such agreement is limited to the proceeds received by the Selling Stockholder in this offering.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 30 million shares of the Class A Common Stock, par value $0.01 per share, 60 million shares of the Class B Common Stock, par value $0.01 per share, and 10 million shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). As of
February 16, 1995, there were 12,278,783 shares of the Class A Common Stock outstanding, 15,384,092 shares of the Class B Common Stock outstanding and no shares of Preferred Stock outstanding.

    The Class A Common Stock and the Class B Common Stock are more fully described in the Company's Registration Statement on Form 8-A (File No 0-14181), dated May 20, 1992, incorporated in this Prospectus by reference. The comparison of the Class A Common Stock and the Class B Common Stock set forth below is qualified in its entirety by reference thereto.

COMPARISON OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK

    VOTING. Holders of the Class A Common Stock have one vote per share, while holders of the Class B Common Stock have no voting rights other than as required by the Delaware General Corporation Law.

    DIVIDENDS, OTHER DISTRIBUTIONS AND MERGERS OR CONSOLIDATIONS. Holders of the Class A Common Stock and Class B Common Stock are entitled to equal per share cash dividends, if any, distributions upon liquidation of the Company and consideration in a merger or consolidation of the Company (whether or not the Company is the surviving corporation). Holders of the Class A Common Stock and Class B Common Stock are entitled to equal per share stock dividends and stock splits, if any, except that if stock dividends in shares of Class A Common Stock are made to holders of Class A Common Stock, holders of Class B Common Stock may receive, on a share-for-share basis, shares of Class B Common Stock.

    CLASS B PROTECTION. Certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), suspend the voting rights of any person or group that acquires a beneficial interest of 10 percent or more of the then outstanding shares of the Class A Common Stock (excluding the number of shares beneficially owned by such person or group prior to the reclassification in 1992 of the Certificate of Incorporation, dividing the Company's common stock into the Class A Common Stock and the Class B Common Stock, other than upon issuance or sale by the Company, by operation of law, by will or the laws of descent or distribution, by gift or by foreclosure of a bona fide loan), unless such person or group (a "Significant Shareholder") then owns an equal or greater percentage of all outstanding shares of the Class B Common Stock acquired after the date of reclassification or acquires additional shares of the Class B Common Stock. These provisions will also be triggered if any Significant Shareholder acquires the next higher integral multiple of five percent (e.g., 15%, 20%, 25%, etc.) of the outstanding Class A Common Stock after the date of the reclassification of the Certificate of Incorporation (other than upon issuance or sale by the Company, by operation of law, by will or the laws of descent or distribution, by gift or by foreclosure of a bona fide loan).

    PREEMPTIVE RIGHTS. The Class A and Class B Common Stock do not carry any preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of the Company or any other securities convertible into shares of any class of stock of the Company.

                                  UNDERWRITING

    The underwriters named below (the "Underwriters"), for whom Dean Witter Reynolds Inc., Salomon Brothers Inc, Dillon, Read & Co. Inc., Lehman Brothers Inc. and Robertson, Stephens & Company, L.P. are acting as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Stockholder and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder have agreed to sell to the Underwriters, the number of shares of Class B Common Stock set forth opposite their names below:

                                                                         NUMBER
UNDERWRITERS                                                            OF SHARES
- ----------------------------------------------------------------------  ---------
Dean Witter Reynolds Inc..............................................
Salomon Brothers Inc..................................................
Dillon, Read & Co. Inc................................................
Lehman Brothers Inc...................................................
Robertson, Stephens & Company, L.P....................................

                                                                        ---------
    Total.............................................................  4,500,000
                                                                        ---------
                                                                        ---------

    The Underwriters are obligated to purchase all of the Shares offered hereby if any are purchased.

    The Representatives have advised the Company that the Underwriters propose to offer the Shares to the public at the offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a
concession not in excess of  $         per share  and that the Underwriters  and
such  dealers may reallow a concession  not in excess of $          per share of
sales to other dealers, including the Underwriters. After the Shares are released for sale to the public, the public offering price and concessions and discounts may be changed by the Underwriters.

    The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

    The Selling Stockholder and the Company have agreed that they will not sell, contract to sell or otherwise dispose of any shares of the Class A or the Class B Common Stock for a period of 90 days after the effective date of this offering, except for the shares of the Class B Common Stock offered hereby, the issuance of shares by the Company pursuant to employee stock options and the issuance of shares or options by the Company pursuant to employee benefit, stock option and compensation plans of the Company, without the prior written consent of Dean Witter Reynolds Inc. The officers and directors of the Company and of the Selling Stockholder have not individually entered into any such agreements.

    The Selling Stockholder has granted to the Underwriters an option, exercisable within 30 days from the date of this Prospectus, to purchase up to an additional 675,000 shares of the Class B Common Stock at the same price per share as the 4,500,000 shares of the Class B Common Stock offered hereby, less underwriting discounts and commissions. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the shares of the Class B Common Stock to the public.

    Pursuant to regulations promulgated by the Securities and Exchange Commission, market makers in the Common Stock who are underwriters and prospective underwriters ("Passive Market Makers") may, subject to certain limitations, make bids for or purchases of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such Common Stock is made. In general, on and after the date two business days prior to the Commencement Date (i) such market maker's net daily purchase of the Common Stock may not exceed 30% of its average daily trading volume in such Common Stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (ii) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not Passive Market Makers, and (iii) bids made by Passive Market Makers must be identified as such.

                                 LEGAL MATTERS

    The validity of the Class B Common Stock offered hereby will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York, and for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California. Certain legal matters related to the offering will be passed upon for the Selling Stockholder by O'Melveny & Myers, Los Angeles, California.

                                    EXPERTS


    The Consolidated Financial Statements of the Company included in the Company's Annual Report (Form 10-K) for the year ended September 30, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                               PACIFICARE HEALTH
                                 SYSTEMS, INC.

                                4,500,000 SHARES
                              CLASS B COMMON STOCK

                                   PROSPECTUS

                           DEAN WITTER REYNOLDS INC.

                              SALOMON BROTHERS INC

                            DILLON, READ & CO. INC.

                                LEHMAN BROTHERS

                         ROBERTSON, STEPHENS & COMPANY

                                           , 1995

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission Registration Fee...............  $ 124,468
NASD Fee..........................................................     30,500
NASDAQ Fee........................................................     17,500
Printing and Engraving............................................     90,000
Legal Fees and Expenses (other than Blue Sky).....................    200,000
Blue Sky Fees and Expenses........................................     20,000
Accounting Fees and Expenses......................................     40,000
Transfer Agent Fees...............................................        600
Travel and Miscellaneous..........................................     46,932
                                                                    ---------
  Total...........................................................  $ 570,000
                                                                    ---------
                                                                    ---------


    All of the above items except the registration fee, the NASD fee and the NASDAQ fee are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The indemnification of officers and directors of the Company is governed  by
Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"). Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. Indemnification in a suit by or in the right of the corporation is permitted if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, but no indemnification may be made in such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys'
fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority vote of a quorum consisting of the directors who were not parties to the action or, if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking, by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

    The By-Laws of the Company (the "By-Laws") provide, in effect, that, to the extent and under the circumstances described above, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding of the type described above by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The By-Laws also permit the Company to purchase insurance on behalf of such persons against any liability whether or not the Company would have power to indemnify him against such liability pursuant to the By-Laws. The By-Laws further provide that the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. In addition, indemnification provided by the By-Laws is deemed not to be exclusive of any other rights to which those indemnified may be entitled, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

    The Certificate of Incorporation of the Company, as amended (the "Certificate"), provides that no director shall be personally liable to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the Company or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (iv) shall have derived an improper personal benefit. The Certificate further provides that no amendment or repeal of the rights herein referenced, nor the adoption of any provision of the Certificate inconsistent therewith, shall eliminate or reduce the effect of such rights in respect of any matter occurring or any cause of action, suit or claim that, but for the existence of such rights, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

    The Company maintains a directors, officers and trustees liability and company reimbursement insurance policy which, among other things, provides for
(i) payment on behalf of any of the Company's past, present or future directors, officers, trustees, employees, volunteers or any members of the Company's staff, faculty or any duly constituted committee of the Insured Entity (as defined in the policy) and other Insured Persons (as defined in the policy) against loss (as defined in the policy) stemming from actual or alleged acts or omissions committed by Insured Persons in their capacity as such, or while serving as director or trustee of any other non-profit entities at the express written direction of the Insured Entity, and (ii) payment on behalf of the Insured Entity against such loss for which the Insured Entity has paid as indemnification to or on behalf of the Insured Person. The policy does not cover loss from claims made against Insured Persons arising from, among other things, specified categories of misconduct, including a claim against an Insured Person brought about or contributed to in fact (1) by any dishonest or fraudulent act or omission or any willful violation of any statute, rule of law or by any Insured (defined to include the Insured Entity and any Insured Person) or (2) by any Insured gaining any profit, remuneration or advantage to which such Insured was not entitled.

    Reference  is made to the Underwriting Agreement filed as Exhibit 1.1 hereto
for  information  regarding  indemnification   of  officers  and  directors   in
connection with this offering.

    In connection with the current offering, the Selling Stockholder and the Company have agreed to contribute to certain liabilities including liabilities under the Act in amounts proportionate to the proceeds received by the Selling Stockholder and the Company and in certain circumstances to indemnify the other against certain liabilities, including liabilities under the Act. The Selling Stockholder's liability to the Company under such agreement is limited to the proceeds received by the Selling Stockholder in this offering.

ITEM 16.  EXHIBITS

    (a) Exhibits


      1.1  Form of Underwriting Agreement*
      5.1  Opinion of Shereff, Friedman, Hoffman & Goodman, LLP*
     10.1  Contribution and Indemnification Agreement, dated as of         , 1995 between
            PacifiCare Health Systems, Inc. and UniHealth, Inc.*
     23.1  Consent of Ernst & Young LLP
     23.2  Consent of Shereff, Friedman, Hoffman & Goodman, LLP (included in Exhibit 5.1)
     24.2  Power of Attorney*

- ------------------------
*    Previously filed


ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cypress, State of California, on this 1st day of March, 1995.


                                          PACIFICARE HEALTH SYSTEMS, INC.


                                          By:        /s/  ALAN R. HOOPS


                                             -----------------------------------
                                              Alan R. Hoops
                                             President and Chief Executive
                                              Officer


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                      SIGNATURE                                         TITLE                         DATE
- ------------------------------------------------------  --------------------------------------  -----------------

               /s/  TERRY O. HARTSHORN
     -------------------------------------------        Chairman of the Board                     March 1, 1995
                  Terry O. Hartshorn

                  /s/  ALAN R. HOOPS                    Director, President and Chief
     -------------------------------------------         Executive Officer                        March 1, 1995
                    Alan R. Hoops                        (Principal Executive Officer)

                                                        Executive Vice President, Chief
                 /s/  WAYNE B. LOWELL                    Administrative Officer and Chief
     -------------------------------------------         Financial Officer (Principal             March 1, 1995
                   Wayne B. Lowell                       Financial Officer)

                  /s/  FRED B. RYDER                    Senior Vice President and Corporate
     -------------------------------------------         Controller                               March 1, 1995
                    Fred V. Ryder                        (Principal Accounting Officer)

     -------------------------------------------        Director                                  March , 1995
                  David R. Carpenter

                  /s/  GARY L. LEARY
     -------------------------------------------        Director                                  March 1, 1995
                    Gary L. Leary

                      SIGNATURE                                         TITLE                         DATE
- ------------------------------------------------------  --------------------------------------  -----------------

                  /s/  DAVID A. REED
     -------------------------------------------        Director                                  March 1, 1995
                    David A. Reed

              /s/  WARREN E. PINCKERT II
     -------------------------------------------        Director                                  March 1, 1995
                Warren E. Pinckert II

                   /s/  LLOYD ROSS
     -------------------------------------------        Director                                  March 1, 1995
                      Lloyd Ross

                /s/  JEAN BIXBY SMITH
     -------------------------------------------        Director                                  March 1, 1995
                   Jean Bixby Smith

                                 EXHIBIT INDEX


                                                                                                           SEQUENTIALLY
  EXHIBIT                                                                                                    NUMBERED
    NO.                                              DESCRIPTION                                               PAGE
- -----------  --------------------------------------------------------------------------------------------  -------------
       1.1   Form of Underwriting Agreement*
       5.1   Opinion of Shereff, Friedman, Hoffman & Goodman, LLP*
      10.1   Contribution and Indemnification Agreement, dated as of            , 1995, between
              PacifiCare Health Systems, Inc. and UniHealth, Inc.*
      23.1   Consent of Ernst & Young LLP
      23.2   Consent of Shereff, Friedman, Hoffman & Goodman, LLP (included in Exhibit 5.1)
      24.1   Power of Attorney*

- ------------------------
*    Previously filed